Exhibit (l)(28)

PURCHASE AGREEMENT

Northern Funds (the “Trust”), a Delaware statutory trust, and Eric K. Schweitzer (the “Purchaser”), hereby agree as follows:

1. The Trust hereby offers the Purchaser and the Purchaser hereby purchases ten shares of the Global Sustainability Index Fund (the “Global Sustainability Index Shares”) for $10.00 per share. The Trust hereby acknowledges receipt from the Purchaser of funds in full payment for the Global Sustainability Index Shares.

2. The Purchaser represents and warrants to the Trust that the Global Sustainability Index Shares are being acquired for investment purposes and not with a view to the distribution thereof.

IN AGREEMENT WHEREOF, and intending to be legally bound hereby, the parties hereto have executed this Agreement as of November 2, 2007.

NORTHERN FUNDS

By: /s/ Lloyd Wennlund
Name: Lloyd Wennlund
Title: President

ERIC K. SCHWEITZER

By: /s/ ERIC K. SCHWEITZER
Name: Eric K. Schweitzer